Filed by Valero Energy Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934
                                   Subject Company:  Valero Energy Corporation
                                                   Commission File No. 1-13175

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include a statement about the expected completion date of the proposed Valero/UDS merger. Valero is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE ENCLOSED MATERIALS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Valero and Ultramar Diamond Shamrock Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Valero and UDS with the Commission, when available, at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained, when available, for free from Valero and UDS. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Valero and its directors, executive officers and certain other of its employees may be soliciting proxies from Valero stockholders in favor of the approval of the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Valero stockholders in connection with the merger is set forth in Valero's proxy statement for its 2001 annual meeting, filed with the SEC on March 28, 2001, and additional information will be set forth in the definitive joint proxy statement/prospectus referred to above when it is filed with the SEC.

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THE FOLLOWING IS A PRESS RELEASE ISSUED BY VALERO ENERGY CORPORATION ON JULY 2,
2001:


            VALERO ENERGY CORPORATION PROCEEDING WITH RESPONSE TO FTC
          REQUEST FOR ADDITIONAL INFORMATION REGARDING ACQUISITION OF
                         ULTRAMAR DIAMOND SHAMROCK CORP.

SAN ANTONIO, July 2 /PRNewswire/ -- Valero Energy Corporation (NYSE:VL - news) today announced that the Federal Trade Commission (FTC) has requested additional information and documentary material regarding its proposed acquisition of Ultramar Diamond Shamrock Corporation (NYSE:UDS - news).

The company has been in contact with the FTC since its original filing was made May 31 and is continuing to work closely with the FTC staff.

As previously announced, the acquisition is currently expected to close in the fourth quarter of 2001, pending expiration of the Hart-Scott-Rodino waiting period, a favorable vote by both Valero and UDS shareholders, and other customary closing conditions.

Valero Energy Corporation is a Fortune 500 company based in San Antonio, with over 3,500 employees and annual revenues of more than $14 billion. The company currently owns and operates six refineries in Texas, California, Louisiana and New Jersey with a combined throughput capacity of over one million barrels per day, making it the nation's second largest independent refining company. Valero is recognized throughout the industry as a leader in the production of premium, environmentally clean products such as reformulated gasoline, CARB Phase II gasoline, low-sulfur diesel and oxygenates. The company markets its products in 34 states through an extensive wholesale bulk and rack marketing network, and in California through approximately 80 Valero branded retail and 270 other retail distributor locations.

For more information about Valero Energy Corporation, please visit our web site, http://www.valero.com.
      ---------------------

Contact: Lee Bailey, Vice President, Investor Relations of Valero Energy Corporation, 210-370-2139.

SOURCE: VALERO ENERGY CORPORATION